Exhibit 5.1

Our ref MCR/636363/17018182v3

Vantage Drilling Company PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Direct: +1 345 814 5423 Cell: + 1 345 525 5423 E-mail: matt.roberts@maplesandcalder.com

8	July 2009

Dear Sirs

Vantage Drilling Company (the “Company”)

We have acted as Cayman Islands counsel to the Company in connection with the Company’s registration statement dated 8 July 2009 (the “Registration Statement”) on Form S-3, including all amendments or supplements thereto (the “Form S-3”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended, (the “Act”) relating to the resale of up to 18,140,964 of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), including 371,429 Ordinary Shares issuable upon exercise of a warrant dated 5 June 2009 (the “Warrant”) by the Selling Shareholders (as defined in the Registration Statement).

1	DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation and the Memorandum and Articles of Association of the Company as registered or adopted on 14 November 2007;

1.2	the minutes of the meeting of the board of directors of the Company dated 4 May 2009 and the unanimous written resolutions of the directors of the Company dated 6 July 2009 including the form of the Warrant (the “Resolutions”);

1.3	a Certificate of Good Standing issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”);

1.4	a certificate from a director of the Company (the “Director’s Certificate”); and

1.5	the Registration Statement.

2	ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	the Warrant has been, or will be, authorised and duly executed and delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands);

2.2	the Warrant is, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms under the laws of the State of Texas and all other relevant laws (other than the laws of the Cayman Islands);

2.3	the choice of the laws of the State of Texas as the governing law of the Warrant has, or will have, been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of Texas and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of Texas and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6	the Company will receive money or money’s worth in consideration for the issue of the Ordinary Shares (including the issue of the Ordinary Shares upon exercise of the Warrant), and none of the Ordinary Shares were or will be issued for less than par value;

2.7	there will be sufficient Ordinary Shares authorised for issue under the Company’s memorandum and articles of association;

2.8	the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Warrant;

2.9	no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Ordinary Shares;

2.10	there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of Texas;

2.11	the Ordinary Shares that have been, or will be, issued on the exercise of the Warrant have been, or will be, duly registered, and will continue to be registered, in the Company’s register of members (shareholders), as we have not inspected such register; and

2.12	the Ordinary Shares to be offered and sold by the Selling Shareholders pursuant to the Registration Statement have been duly registered, and continue to be registered, in the name of the Selling Shareholders in the Company’s register of members (shareholders), as we have not inspected such register.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	OPINIONS

Based upon, and subject to the foregoing assumptions and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is an exempted company duly incorporated and validly existing and in good standing under the law of the Cayman Islands.

3.2	The Ordinary Shares to be offered and sold by the Selling Shareholders pursuant to the Registration Statement have been duly authorised for issue by the Company and are validly issued, fully paid and non-assessable.

3.3	The Ordinary Shares to be offered by the Selling Shareholders pursuant to the Registration Statement upon exercise of the Warrant by the Selling Shareholders have been duly authorised for issue by the Company, and when issued by the Company to the Selling Shareholders against payment in full, of the consideration, in accordance with the Warrant and duly registered in the Company’s register of members (shareholders), will be validly issued, fully-paid and non-assessable.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.2	Under the Companies Law (2007 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2007 Revision) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ MAPLES and CALDER

MAPLES and CALDER

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